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February 22, 2022

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	LEE ENTERPRISES, Inc (the “Company”) PRRN14A filed February 16, 2022 (the “Proxy Statement”) Filed by MNG Enterprises, Inc. et al. SEC File No. 1-06227

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated February 18, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by MNG. We have reviewed the Staff Letter with MNG and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Revised Preliminary Proxy Statement filed February 16, 2022

Background to the Solicitation, page 5

1.	Briefly explain that you initially attempted to nominate two director candidates, and later converted your solicitation into a “vote no” campaign against two of the Company’s nominees because the Delaware court invalidated those nominations.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 6 of the Proxy Statement.

2.	Balance the disclosure in the last paragraph on page 6 to state that even if the Company’s nominees fail to receive a majority of the votes cast, it is not clear that they would not continue to serve on the Board, despite your view that this would be inappropriate.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 22, 2022

Votes Required for Approval - Election of Directors, page 11

3.	Describe the dispute about the voting standard that applies to the election of directors earlier in the proxy statement, in a prominent location at the forepart of the disclosure document. Your revised disclosure should note that the Company asserts that a plurality voting standard applies, and the basis for your disagreement. Your revised disclosure should note that any proxies granted to you may have no legal effect unless the Company accepts that a majority voting standard applies. Finally, indicate your intentions with regard to further action, whether through litigation or otherwise, if the Company continues to maintain the position that a plurality voting standard applies. Please be specific about what actions you may pursue and under what circumstances. For example, if you will pursue a court challenge but only if you receive sufficient proxies to prevent the Company nominees from being elected under a majority voting standard, so state.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement to reflect that, while MNG strongly disagrees with the Company’s determination to apply a plurality voting standard at the 2022 annual meeting of stockholders (the “Annual Meeting”), we nonetheless concede that such is the standard that is currently applicable. In addition, MNG has revised its proxy statement and proxy card as necessary to conform to the plurality voting standard. Further, MNG has revised the proxy statement to reflect that it has filed a lawsuit in the Delaware Court of Chancery to litigate the plurality voting standard (in favor of a majority voting standard) and has confirmed in the Proxy Statement that it will update or supplement its proxy materials as necessary in accordance with the outcome of the litigation. For the avoidance of doubt, should the Court rule in the Company’s favor on this issue, we do not believe that MNG’s Proxy Statement and proxy card would require any revisions to the version as filed.

4.	See our last comment above. Revise generally to discuss what will occur with proxies granted to you which include a voting option applicable to a majority voting standard, if the Company refuses to concede that such standard applies to the election of directors and no court challenge occurs, or if you are unsuccessful in such challenge.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement to reflect that, while MNG strongly disagrees with the Company’s determination to apply a plurality voting standard at the Annual Meeting, we nonetheless concede that such is the standard that is currently applicable.

5.	Explain why you include an “AGAINST” (rather than a “WITHHOLD”) voting option on your proxy card, while the Company does not. That is, explain what will be the effect of an “AGAINST” vote if a plurality voting standard applies.

MNG acknowledges the Staff’s comment and has revised the proxy card to incorporate a “WITHHOLD” rather than “AGAINST” voting option and have made other applicable revisions throughout the Proxy Statement.

February 22, 2022

Revocation of Proxies, page 12

6.	There appears to be a word missing from the last sentence at the bottom of page 12. Please revise.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Form of Proxy - Election of Directors, page III-4

7.	Since there is only one Company nominee other than Ms. Junck and Mr. Maloney, it appears that the third voting option duplicates the first voting option. Please revise.

MNG acknowledges the Staff’s comment and has revised the Form of Proxy accordingly.

8.	It is not clear what option the Instructions refer to for the ability to be able to vote “AGAINST” a particular nominee, since there is no option provided to mark “AGAINST ALL EXCEPT” box. Please revise or clarify.

MNG acknowledges the Staff’s comment and has revised the Form of Proxy accordingly.

Sincerely,

/s/ Andrew Freedman

Andrew M. Freedman